SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT

UNDER

SECTION 14(d)(1) OR SECTION 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

AMENDMENT NO. 33

NeighborCare, Inc.

(Name of Subject Company (Issuer))

Omnicare, Inc.

Nectarine Acquisition Corp.

(Names of Filing Persons (Offerors))

Common Stock, par value $0.02 per share

(Including the Associated Preferred Stock Purchase Rights)

(Title of Class of Securities)

64015Y104

(CUSIP Number of Common Stock)

Joel F. Gemunder

President and Chief Executive Officer

Omnicare, Inc.

100 East RiverCenter Boulevard

Covington, Kentucky 41011

(859) 392-3300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and

Communications on Behalf of Filing Persons)

Copies to:

Morton A. Pierce, Esq.

Michael J. Aiello, Esq.

Dewey Ballantine LLP

1301 Avenue of the Americas

New York, New York 10019

(212) 259-8000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee
$1,492,059,360	$175,615

*	Estimated for purposes of calculating the amount of the filing fee only. This amount assumes the purchase of (i) 44,132,466 shares of the common stock, par value $0.02, including the associated preferred stock purchase rights, of NeighborCare, Inc. (“Shares”), representing all of the outstanding Shares as of May 5, 2005 (less 100 Shares owned by Omnicare, Inc.), (ii) 259,360 Shares to be issued in connection with NeighborCare’s joint plan of reorganization confirmed by the Bankruptcy Court on September 20, 2001 and (iii) 2,235,029 Shares reserved for issuance upon the exercise of outstanding options to purchase Shares. The number of outstanding shares and shares reserved for issuance in connection with NeighborCare’s joint plan of reorganization is contained in the Quarterly Report on Form 10-Q filed by NeighborCare on May 9, 2005. The number of outstanding shares reserved for issuance upon the exercise of options is contained in the Annual Report on Form 10-K filed by NeighborCare on December 10, 2004.

☒	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $175,662	Filing party: Omnicare, Inc.

Form or Registration No.: SC TO	Date Filed: June 4, 2004

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1

☐	issuer tender offer subject to Rule 13e-4

☐	going private transaction subject to Rule 13e-3

☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer  ☐

This Amendment No. 33 amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission (“the Commission”) on June 4, 2004 (the “Schedule TO”) by Omnicare, Inc., a Delaware corporation (“Omnicare”), and Nectarine Acquisition Corp., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Omnicare. The Schedule TO relates to a tender offer by Purchaser to purchase all of the outstanding shares of common stock, par value $0.02 per share, including the associated preferred stock purchase rights, of NeighborCare, Inc. (the “Company”) for a purchase price of $32.00 per share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 4, 2004 (the “Offer to Purchase”), as amended and supplemented by the Supplement to the Offer to Purchase, dated June 16, 2005 (the “Supplement”), and in the related revised Letter of Transmittal (the “Letter of Transmittal” which, together with the Offer to Purchase and the Supplement, as hereby or hereafter amended or supplemented from time to time, constitute the “Offer”). Copies of the Offer to Purchase, the Supplement and the related revised Letter of Transmittal are filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(JJ) and (a)(1)(KK), respectively. Capitalized terms used and not defined herein shall have meanings assigned such terms in the Offer to Purchase, the Supplement and the Schedule TO.

Item 5. Past Contacts, Transactions, Negotiations and Agreements; Item 6. Purposes of the Transaction and Plans or Proposals.

Items 5 and 6 are hereby amended and supplemented as follows:

On July 1, 2005, Omnicare and NeighborCare entered into a Non-Disclosure Agreement, a copy of which is attached as Exhibit (d)(1) hereto and is incorporated by reference.

On July 6, 2005, Omnicare, Purchaser and the Company executed an Agreement and Plan of Merger (the “Merger Agreement”) pursuant to which Omnicare will offer to purchase all of the outstanding shares of common stock of the Company at a price of $34.75 per share net to the seller in cash, without interest. The Merger Agreement further provides that, if the Offer is consummated and provided that certain other conditions are satisfied, Purchaser will be merged with and into the Company, with the Company surviving as a wholly owned subsidiary of Omnicare. Pursuant to the terms of the Merger Agreement, Omnicare will amend its outstanding Offer by July 13, 2005 to reflect the terms of the Merger Agreement. The transaction was unanimously approved by the boards of directors of both Omnicare and the Company. The full text of the Merger Agreement is filed as Exhibit (a)(5)(A) hereto and is incorporated herein by reference.

On July 7, 2005, Omnicare issued a press release announcing the Merger Agreement, the full text of which is filed as Exhibit (a)(1)(VV) hereto and is incorporated herein by reference.

Item 7. Source and Amount of Funds or Other Consideration.

Omnicare has obtained an amended and restated commitment letter (the “Amended and Restated Commitment Letter”) from the financial institutions party to the Commitment Letter and Wachovia Bank, National Association. The Credit Facilities in the aggregate amount of $2.9 billion will now be comprised of:

- an $800 million revolving credit facility maturing five years after the initial funding date (the “Closing Date”);

- a $700 million senior term loan facility (the “Senior Term Loan Facility”) maturing five years from the Closing Date; and

- a $1.4 billion 364-day facility (the “364-Day Facility”) maturing 364 days after the Closing Date.

In addition to the increase of the borrowed amount under the 364-Day Facility, the Amended and Restated Commitment Letter provides that the applicable interest rate margin on borrowing under the 364-Day Facility will be 0.75% and such margin shall not be subject to Omnicare’s senior unsecured long-term debt securities rating and also provides that the loans under the Senior Term Loan Facility shall not be subject to interim scheduled amortization. Other than as noted above, the material terms and conditions previously described in the Offer to Purchase with respect to the Commitment Letter and the Credit Facilities remain substantially unchanged.

The foregoing descriptions of the Amended and Restated Commitment Letter and the Credit Facilities are qualified in their entirety by reference to the Amended and Restated Commitment Letter, a copy of which is filed as Exhibit (b)(4) hereto.

Item 12. Exhibits.

Item 12 is hereby amended and supplemented with the following information:

Exhibit (a)(1)(VV) Press release issued by Omnicare, Inc. and NeighborCare, Inc. on July 7, 2005.

Exhibit (a)(5)(A) Agreement and Plan of Merger, dated July 6, 2005, by and among Omnicare, Inc., Nectarine Acquisition Corp. and NeighborCare, Inc.

Exhibit (b)(4) Amended and Restated Commitment Letter, among JPMorgan Chase Bank, N.A., J.P. Morgan Securities, Inc., Lehman Commercial Paper Inc., Lehman Brothers Inc., SunTrust Bank, SunTrust Capital Markets, Inc., Canadian Imperial Bank of Commerce, CIBC World Markets Corp., Merrill Lynch Bank USA, Merrill Lynch, Pierce, Fenner & Smith Incorporated, Wachovia Bank, National Association, Wachovia Capital Markets, LLC and Omnicare, Inc., dated July 6, 2005.

Exhibit (d)(1) Non-Disclosure Agreement, dated July 1, 2005, by and among Omnicare, Inc., Nectarine Acquisition Corp. and NeighborCare, Inc.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 7, 2005

OMNICARE, INC.

By:	/s/ Cheryl D. Hodges
Name:	Cheryl D. Hodges
Title:	Senior Vice President and Secretary

NECTARINE ACQUISITION CORP.

By:	/s/ Cheryl D. Hodges
Name:	Cheryl D. Hodges
Title:	Secretary

EXHIBIT INDEX

(a)(1)(A)	Offer to Purchase dated June 4, 2004.*

(a)(1)(B)	Letter of Transmittal.*

(a)(1)(C)	Notice of Guaranteed Delivery.*

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*

(a)(1)(G)	Summary Advertisement, published June 4, 2004.*

(a)(1)(H)	Press release issued by Omnicare on June 4, 2004.*

(a)(1)(I)	Selected material from a presentation of Omnicare, Inc. at the Goldman Sachs Healthcare Conference on June 9, 2004 at the Ritz-Carlton Laguna Niguel, Dana Point, California.*

(a)(1)(J)	Press release issued by Omnicare, Inc. on June 14, 2004.*

(a)(1)(K)	Press release issued by Omnicare, Inc. on June 15, 2004.*

(a)(1)(L)	Selected material from a presentation of Omnicare, Inc. at the Jefferies & Company, Inc. Specialty and Post-Acute Services Conference on June 15, 2004 at the St. Regis Hotel, New York, New York.*

(a)(1)(M)	Press release issued by Omnicare, Inc. on June 25, 2004.*

(a)(1)(N)	Press release issued by Omnicare, Inc. on July 13, 2004.*

(a)(1)(O)	Press release issued by Omnicare, Inc. on July 26, 2004.*

(a)(1)(P)	Excerpts from the Transcript of Omnicare, Inc.’s Second Quarter 2004 Conference Call, dated July 26, 2004.*

(a)(1)(Q)	Press release issued by Omnicare, Inc. on July 30, 2004.*

(a)(1)(R)	Selected material from a presentation of Omnicare, Inc. at the Omnicare, Inc. Management Conference on August 14, 2004.*

(a)(1)(S)	Press release issued by Omnicare, Inc. on September 1, 2004.*

(a)(1)(T)	Press release issued by Omnicare, Inc. on October 1, 2004.*

(a)(1)(U)	Press release issued by Omnicare, Inc. on November 1, 2004.*

(a)(1)(V)	Excerpt from the Transcript of Omnicare, Inc.’s Third Quarter 2004 Conference Call, dated October 28, 2004.*

(a)(1)(W)	Press release issued by Omnicare, Inc. on December 1, 2004.*

(a)(1)(X)	Press release issued by Omnicare, Inc. on December 23, 2004.*

(a)(1)(Y)	Press release issued by Omnicare, Inc. on January 7, 2005.*

(a)(1)(Z)	Selected material from a presentation of Omnicare, Inc. at the JPMorgan 23rd Annual Healthcare Conference on January 13, 2005 at the Westin St. Francis Hotel, San Francisco, California.*

(a)(1)(AA)	Press release issued by Omnicare, Inc. on February 7, 2005.*

(a)(1)(BB)	Excerpts from the Transcript of Omnicare, Inc.’s Fourth Quarter 2004 Conference Call, dated February 24, 2005.*

(a)(1)(CC)	Press release issued by Omnicare, Inc. on March 4, 2005.*

(a)(1)(DD)	Press release issued by Omnicare, Inc. on April 1, 2005.*

(a)(1)(EE)	Press release issued by Omnicare, Inc. on April 4, 2005.*

(a)(1)(FF)	Press release issued by Omnicare, Inc. on April 29, 2005.*

(a)(1)(GG)	Excerpt from the Transcript of Omnicare, Inc.’s First Quarter 2005 Conference Call, dated April 28, 2005.*

(a)(1)(HH)	Press release issued by Omnicare, Inc. on May 3, 2005.*

(a)(1)(II)	Press release issued by Omnicare, Inc. on June 3, 2005.*

(a)(1)(JJ)	Supplement to the Offer to Purchase dated June 16, 2005.*

(a)(1)(KK)	Revised Letter of Transmittal.*

(a)(1)(LL)	Revised Notice of Guaranteed Delivery.*

(a)(1)(MM)	Revised Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(NN)	Revised Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(OO)	Guidelines for Certification of Taxpayer Identification Number of Substitute Form W-9.*

(a)(1)(PP)	Press release issued by Omnicare, Inc. on June 16, 2005.*

(a)(1)(QQ)	Press release issued by Omnicare, Inc. on June 16, 2005.*

(a)(1)(RR)	Selected material from a presentation of Omnicare, Inc., at the Goldman Sachs Healthcare Conference on June 16, 2005 at the Ritz-Carlton, Laguna Nigel, Dana Point, California.*

(a)(1)(SS)	Press release issued by Omnicare, Inc. on June 27, 2005.*

(a)(1)(TT)	Press release issued by Omnicare, Inc. on June 30, 2005.*

(a)(1)(UU)	Press release issued by Omnicare, Inc. on July 5, 2005.*

(a)(1)(VV)	Press release issued by Omnicare, Inc. and NeighborCare, Inc. on July 7, 2005.

(a)(5)(A)	Agreement and Plan of Merger, dated July 6, 2005, by and among Omnicare, Inc., Nectarine Acquisition Corp. and NeighborCare, Inc.

(b)(1)	Commitment Letter Agreement among JPMorgan Chase Bank, J.P. Morgan Securities Inc., Lehman Commercial Paper Inc., Lehman Brothers Inc., SunTrust Bank, SunTrust Capital Markets, Inc., Canadian Imperial Bank of Commerce, CIBC World Markets Corp., Merrill Lynch Bank USA, Merrill Lynch, Pierce, Fenner & Smith Incorporated and Omnicare Inc., dated June 3, 2004.*

(b)(2)	Commitment Letter Amendment, among JPMorgan Chase Bank, N.A., J.P. Morgan Securities, Inc., Lehman Commercial Paper Inc., Lehman Brothers Inc., SunTrust Bank, SunTrust Capital Markets, Inc., Canadian Imperial Bank of Commerce, CIBC World Markets Corp., Merrill Lynch Bank USA, Merrill Lynch, Pierce, Fenner & Smith Incorporated and Omnicare, Inc., dated April 28, 2005.*

(b)(3)	Commitment Letter Amendment No. 2, among JPMorgan Chase Bank, N.A., J.P. Morgan Securities, Inc., Lehman Commercial Paper Inc., Lehman Brothers Inc., SunTrust Bank, SunTrust Capital Markets, Inc., Canadian Imperial Bank of Commerce, CIBC World Markets Corp., Merrill Lynch Bank USA, Merrill Lynch, Pierce, Fenner & Smith Incorporated and Omnicare, Inc., dated June 16, 2005.*

(b)(4)	Amended and Restated Commitment Letter, among JPMorgan Chase Bank, N.A., J.P. Morgan Securities, Inc., Lehman Commercial Paper Inc., Lehman Brothers Inc., SunTrust Bank, SunTrust Capital Markets, Inc., Canadian Imperial Bank of Commerce, CIBC World Markets Corp., Merrill Lynch Bank USA, Merrill Lynch, Pierce, Fenner & Smith Incorporated, Wachovia Bank, National Association, Wachovia Capital Markets, LLC and Omnicare, Inc., dated July 6, 2005.

(d)(1)	Non-Disclosure Agreement dated July 1, 2005, by and among Omnicare, Inc., Nectarine Acquisition Corp. and NeighborCare, Inc.

(g)	None.

(h)	None.

*	previously filed